January 20, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:

Re:    Request for Withdrawal of Registration Statement on Form N-1A Pursuant to Rule 477 under the Securities Act of 1933 (File No. 333-158138)

Ladies and Gentlemen:

On behalf of Claymore Exchange-Traded Fund Trust 3 (the “Trust”), we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), that the Trust’s registration statement on Form N-1A (File No. 333-158138), which was originally filed with the U.S. Securities and Exchange Commission on June 9, 2009 (via EDGAR Accession No. 0000891804-09-001946), together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. The Trust is seeking withdrawal of the Registration Statement in order to withdraw the registration of a series of the Trust under the 1933 Act, the Claymore/S&P Commodity Trends Strategy ETF. No securities were sold in connection with the above referenced Registration Statement.

The Trust requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Should you have any questions or comments, please do not hesitate to call Jeremy Senderowicz at (212) 641-5669.

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Very truly yours,

/s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary
Claymore Exchange-Traded Fund Trust 3